(Translation)

                                                               November 14, 2008
                                                        TOYOTA MOTOR CORPORATION
                                                               Katsuaki Watanabe
                                                  Telephone Number: 0565-28-2121
                                                               Code Number: 7203
                                                         http://www.toyota.co.jp


Corporate governance at Toyota Motor Corporation ("Toyota") is as follows:

I.   Toyota's Basic Policy on Corporate Governance and Capital Structure,
     -------------------------------------------------------------------
     Business Attributes and Other Basic Information
     -----------------------------------------------

1.   Basic Policy

     Toyota has positioned the stable long-term growth of corporate value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the "Guiding Principles at Toyota", which is a statement of Toyota's fundamental business policies. Also, Toyota adopted and presented the CSR Policy "Contribution towards Sustainable Development", an interpretation of the "Guiding Principles at Toyota" that organizes the relationships with its stakeholders. We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

2.   Capital Structure

Percentage of Shares Held by Foreign Investors:                   Not less than 20% but less than 30%

[Description of Major Shareholders]
-----------------------------------------------------------------------------------------------------
           Name of Shareholders                           Number of Shares        Ownership Interest
                                                              Held (Shares)                      (%)
-----------------------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.                               284,213,488                     8.24
-----------------------------------------------------------------------------------------------------
Toyota Industries Corporation                                   201,195,022                     5.84
-----------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                            185,873,068                     5.39
-----------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                                   130,770,215                     3.79
-----------------------------------------------------------------------------------------------------
Hero and Company                                                112,736,039                     3.27
-----------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                             108,655,046                     3.15
-----------------------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.                              84,163,143                     2.44
-----------------------------------------------------------------------------------------------------
Tokio Marine and Nichido Fire Insurance Co., Ltd.                83,821,267                     2.43
-----------------------------------------------------------------------------------------------------
Mitsui Sumitomo Insurance Co., Ltd.                              65,166,920                     1.89
-----------------------------------------------------------------------------------------------------
Denso Corporation                                                58,678,704                     1.70
-----------------------------------------------------------------------------------------------------

3.   Business Attributes

Stock exchange and section                            Tokyo: 1st Section, Osaka: 1st Section,
                                                      Nagoya: 1st Section, Fukuoka: Existing Market,
                                                      Sapporo: Existing Market
Fiscal year end                                       March
Line of business                                      Transportation equipment
Number of employees (consolidated)                    Not less than 1000 persons
Sales (consolidated)                                  Not less than JPY 1 trillion
Parent company                                        N/A
Number of consolidated subsidiaries                   Not less than 300 companies

4.   Other particular conditions that may materially affect corporate governance

-


II.  Corporate Governance System of Management Business Organization, Etc. for
     -------------------------------------------------------------------------
     Management Decision Making, Execution of Duties and Management Audit
     --------------------------------------------------------------------

1.   Organization structures and organizational operations

Organizational form                                   Company with a Board of Corporate Auditors

[Directors]
Chairman of the Board of Directors:                   Chairman (excluding concurrently serving as President)
Number of Directors:                                  30 persons
Election of Outside Directors:                        Not elected

---- --------------------------------------------------------------------------------------------------------------
     Reason for adopting the current system
---- --------------------------------------------------------------------------------------------------------------

     With respect to our system regarding directors, we believe that it is important to elect individuals that comprehend and engage in Toyota's strengths, including commitment to manufacturing, with an emphasis on frontline operations and problem solving based on the actual situation on the site (Genchi Genbutsu). Toyota will consider the appointment of outside directors should there be suitable individuals.

[Auditors]
Establishment or non-establishment of a Board of
Corporate Auditors:                                                  Established
Number of Corporate Auditors:                                        7 persons

---- --------------------------------------------------------------------------------------------------------------
     Cooperative relationships between Corporate Auditors and Independent Accountants
---- --------------------------------------------------------------------------------------------------------------

     Corporate Auditors receive reports from Independent Accountants on audit plans, methods and results of auditing periodically at the Board of Corporate Auditors. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

---- --------------------------------------------------------------------------------------------------------------
     Cooperative relationships between Corporate Auditors and Internal Audit Division
---- --------------------------------------------------------------------------------------------------------------

     As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Corporate Auditors receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Corporate Auditors:              Elected
Number of Outside Corporate Auditors:                                4 persons

---- --------------------------------------------------------------------------------------------------------------
     Relationship with the Company (1)
---- --------------------------------------------------------------------------------------------------------------

-------------------------------------------- ---------------------------------- -----------------------------------
Name                                         Attribution                        Relationship with the Company (*1)
-------------------------------------------- ---------------------------------- --- --- --- --- --- --- --- --- ---
                                                                                 a   b   c   d   e   f   g   h   i
-------------------------------------------- ---------------------------------- --- --- --- --- --- --- --- --- ---
Yoichi Kaya                                  Academic                                        X               X
-------------------------------------------- ---------------------------------- --- --- --- --- --- --- --- --- ---
Yoichi Morishita                             Comes from other company                        X               X
-------------------------------------------- ---------------------------------- --- --- --- --- --- --- --- --- ---
Akishige Okada                               Comes from other company                        X               X
-------------------------------------------- ---------------------------------- --- --- --- --- --- --- --- --- ---
Kunihiro Matsuo                              Attorney-at-law                                 X               X
-------------------------------------------- ---------------------------------- --- --- --- --- --- --- --- --- ---

*1 Select the relevant "Relationship with the Company"
a    Comes from parent company
b    Comes from other affiliate company
c    Major shareholder of the company
d Concurrently holds office as outside director or outside corporate auditor of another company
e Holds office as management director or executive officer, etc. of another company
f Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company
g Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h Limitation of Liability Agreement is executed between the said person and the company
i    Other

---- --------------------------------------------------------------------------------------------------------------
     Relationship with the Company (2)
---- --------------------------------------------------------------------------------------------------------------

------------------------------------- ---------------------------------- ------------------------------------------
Name                                  Supplementary Information          Reason for election as Outside Corporate
                                                                         Auditors
------------------------------------- ---------------------------------- ------------------------------------------
Yoichi Kaya                           -                                  In order to receive advice based on his
                                                                         broad experiences and insight in his
                                                                         field of expertise
------------------------------------- ---------------------------------- ------------------------------------------
                                                                         In order to receive advice based on his
Yoichi Morishita                      -                                  broad experiences and insight in his
                                                                         field of expertise
------------------------------------- ---------------------------------- ------------------------------------------
                                                                         In order to receive advice based on his
Akishige Okada                        -                                  broad experiences and insight in his
                                                                         field of expertise
------------------------------------- ---------------------------------- ------------------------------------------
                                                                         In order to receive advice based on his
Kunihiro Matsuo                       -                                  broad experiences and insight in his
                                                                         field of expertise
------------------------------------- ---------------------------------- ------------------------------------------

---- --------------------------------------------------------------------------------------------------------------
     Matters relating to other major activities of Outside Corporate Auditors
---- --------------------------------------------------------------------------------------------------------------

     As major activities for the year ended March 31, 2008, Outside Corporate Auditors attended Board of Directors' meetings and Board of Corporate Auditors' meetings as follows:
 Yoichi Kaya; Directors' meetings 14/17, Corporate Auditors' meetings 15/17 Yoichi Morishita; Directors' meetings 17/17, Corporate Auditors' meetings 17/17 Akishige Okada; Directors' meetings 14/17, Corporate Auditors' meetings 14/17 Kunihiro Matsuo; Directors' meetings 11/13, Corporate Auditors' meetings 11/13

     Each Outside Corporate Auditor contributed appropriate opinions based on his experience and insight. The total numbers of meetings held vary in accordance with the dates of assumption of office.

[Incentives]
Implementation of measures on incentive
allotment to Directors:                           Adoption of stock option plans

---- --------------------------------------------------------------------------------------------------------------
     Supplementary Information
---- --------------------------------------------------------------------------------------------------------------

     We believe that this will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased corporate value.

Grantees of stock options:                        Inside Directors and others

---- --------------------------------------------------------------------------------------------------------------
     Supplementary Information
---- --------------------------------------------------------------------------------------------------------------

     Managing officers and senior managers are also included in the Grantees.

[Directors' Remuneration]
Means of Disclosure:                              Annual securities report,
                                                  business report
Disclosure Status:                                The sum of all Directors'
                                                  remuneration is disclosed.

---- --------------------------------------------------------------------------------------------------------------
     Supplementary Information
---- --------------------------------------------------------------------------------------------------------------

     Annual securities reports and business reports are made available for public inspection on Toyota's Internet website also.

[Support System for Outside Directors (Outside Corporate Auditors)]
     Full-time Corporate Auditors and Directors disclose adequate information to Outside Corporate Auditors, such as by giving prior explanations on agenda to be proposed to the Board of Directors. In addition, a Corporate Auditors Department has been established as a specialized independent organization to assist the Corporate Auditors.


2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc.

     Toyota introduced the current management system in 2003. Main differences from the previous system are the establishment of the new position of non-board "Managing Officers" and the decrease in the number of Directors. In the current system, "Senior Managing Directors" serve as the highest authorities and "Managing Officers" perform practical business in Toyota's various operational functions. A distinctive feature of the system is that "Senior Managing Directors" do not focus exclusively on management, but they also serve as a link between the management and on-site operations, under the view to maintain an emphasis on developments on the site, which is one of Toyota's perennial strengths. As a result, business decision directly connected with actual operations can be made through incorporating feedback from frontline operations to overall management strategy and reflecting management decisions swiftly in operations.
     Toyota has an "International Advisory Board" consisting of advisors from overseas, and receives advice on a wide range of management issues from a global perspective. In addition, Toyota has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of various stakeholders, including the "Labor-Management Council, the Joint Labor-Management Round Table Conference", the "Toyota Environment Committee" and the "Stock Option Committee".

     In order to manage and implement important activities for fulfilling social responsibilities, Toyota has established the "CSR Committee" consisting of directors at the executive vice president level and above as well as representatives of corporate auditors, to review important issues relating to corporate ethics, legal compliance, risk management, social contribution and environmental management, and also to develop action plans concerning these issues. Toyota has also created a number of facilities for employees to make inquiries concerning compliance matters, including the Compliance Hotline, which enables them to consult with an outside attorney, and takes measures to ensure that Toyota is aware of significant information concerning legal compliance as quickly as possible. Toyota will continue to promote the "Toyota Code of Conduct" which is a guideline for employees' behavior and conduct for Toyota's employees all around the world. Toyota will work to advance corporate ethics through training and education at all levels and in all departments.
     Toyota has adopted an auditor system. Seven Corporate Auditors including Outside Corporate Auditors play a role in Toyota's corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Board of Corporate Auditors. For internal audit, the management and a specialized independent organization evaluate the effectiveness of internal controls over financial reporting in accordance with Article 404 of the U.S. Sarbanes-Oxley Act applicable to Toyota from the year ended March 31, 2007 to establish a solid system. In order to enhance the reliability of the financial reporting of Toyota, the three auditing functions, audit by Corporate Auditors, internal audit, and accounting audit by Independent External Auditors, aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.


III. Implementation of measures for shareholders and other stakeholders
     ------------------------------------------------------------------

1. Approach toward the vitalization of general meetings of shareholders and the facilitation of exercise of voting rights

------------------------------------- ---------------------------------------------------------------------------
                                                              Supplementary Information
------------------------------------- ---------------------------------------------------------------------------
Scheduling of general meetings of     Convenes the  general meetings of shareholders  avoiding the date on which
shareholders avoiding the date on     general  meetings  of shareholders of companies are  most  and second most
which general meetings of             concentrated on.
shareholders of companies are
concentrated
------------------------------------- ---------------------------------------------------------------------------

2. IR activities

-------------------------- ---------------- ---------------------------------------------------------------------
                            Explanation by
                            representative                       Supplementary Information
                            members of the
                                 board
-------------------------- ---------------- ---------------------------------------------------------------------
Convene periodic
briefing for individual    No               Convene briefings a few times a year
investors                                   (not regularly scheduled).
-------------------------- ---------------- ---------------------------------------------------------------------
Convene periodic                            Explaining   financial  results  and  business   strategies  of  the
briefing for analysts                       relevant  business  year  every  quarter.   Also  convenes  business
and institutional          Yes              briefings  concerning  the medium- and  long-term  direction  of the
investors                                   business.
-------------------------- ---------------- ---------------------------------------------------------------------

-------------------------- ---------------- ---------------------------------------------------------------------
Convene periodic                            Explaining   financial  results  and  business   strategies  of  the
briefing for foreign                        relevant  business  year by visiting  foreign  investors and holding
investors                  Yes              conference  calls every  quarter.  In addition,  business  briefings concerning  the medium- and long-term  direction of the business are convened in the United States and in Europe.
-------------------------- ---------------- ---------------------------------------------------------------------
Disclosure of IR                            In  addition to legal disclosure documents such as annual securities
documents on the website                    reports, annual  reports  and references at  result  briefings, etc.
                                            are timely disclosed as well (such references of major briefings can
                                            be  listened  to  on  the   website  for  a  certain   period  after
                           Yes              disclosure).  On the  exclusive  site  for individual investors, the operating summary and  business  activities are  clearly  disclosed.
                                            Furthermore,  Toyota  works to  enhance  its information services by
                                            distributing   videos  of  Toyota's   press   conferences,  such  as
                                            announcements  of  new  model  launches.
-------------------------- ---------------- ---------------------------------------------------------------------
IR related divisions                        Toyota maintains IR personnel in the Accounting  Division and Public
(personnel)                -                Affairs Division,  and offices resident IR personnel in New York and
                                            London.
-------------------------- ---------------- ---------------------------------------------------------------------
Other                      -                Implementing one-on-one meetings with investors, plant tours, etc.
-------------------------- ---------------- ---------------------------------------------------------------------


3. Activities concerning respect for stakeholders

---------------------------- -------------------------------------------------------------------------------------
                                                           Supplementary Information
---------------------------- -------------------------------------------------------------------------------------
Setting forth provisions     For sustainable development,  Toyota has engaged in management emphasizing all of its in the internal regulations  stakeholders,  and worked to maintain and develop  favorable  relationships  with its
concerning respect for the   stakeholders  through open and fair  communication.  This  philosophy is outlined and
stakeholders' position       disclosed  in  the  CSR  Policy  "Contribution   towards  Sustainable   Development".
---------------------------- -------------------------------------------------------------------------------------
Promotion of environmental   Toyota has long engaged in business with the idea of corporate social  responsibility
preservation activities      ("CSR")  in mind.  This idea is  clarified  in the CSR Policy  "Contribution  towards
and CSR  activities          Sustainable  Development ", and it clearly conveys Toyota's basic policies concerning
                             CSR to both internal and external stakeholders. Regarding the environment, Toyota has positioned it as a top management  priority and adopted the "Toyota Earth Charter" in
                             1992.  Toyota  created  "Toyota  Environmental  Action Plan" that sets forth mid-term targets and action plans on a global  basis,  and promotes  continuous  environmental preservation activities. As for philanthropic activities, Toyota newly adopted "Basic
                             Philosophy  and Policy on  Philanthropic  Activities"  in 2005 in light of the global expansion of its business and the increasing  societal  expectations  towards Toyota.
                             Toyota vigorously promotes philanthropic  activities according to local conditions in each country and region in order to  contribute  to the  development  of a prosperous society and to promote its continuous development. These CSR activities are disclosed in the report titled "Sustainability Report".
---------------------------- -------------------------------------------------------------------------------------
Establishment of policy      Toyota  has  engaged  in  timely  and fair  disclosure  of  corporate  and  financial
concerning  disclosure  of   information  as  stated  in  the  CSR  Policy   "Contribution   towards   Sustainable
information to stakeholders  Development".  In order to ensure  the  accurate,  fair,  and  timely  disclosure  of information, Toyota has established the Disclosure Committee chaired by an officer of the  Accounting  Division.  The Committee  holds regular  meetings for the purpose of preparation,  reporting and  assessment of its annual  securities  report,  quarterly report under the Financial  Instruments and Exchange Law of Japan and Form 20-F under the U.S.  Securities  Exchange Act, and also holds  extraordinary  committee meetings
                             from    time    to    time    whenever    necessary.
---------------------------- -------------------------------------------------------------------------------------

IV.  Basic Approach to Internal Control System and its Development
     -------------------------------------------------------------

     1. Basic Approach to Internal Control System and its Development

     Toyota, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." Toyota integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.
     With the above understanding, internal control has been developed under the following basic policies.

(1) System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation
     1) Toyota will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.
     2) Toyota will make decisions regarding business operations after comprehensive discussions at the Board meetings and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.
     3) Toyota will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. Toyota will also discuss and decide at the meetings of various cross-sectional decision-making bodies policies and systems to monitor and respond to risks relating to organizational function.

(2) System to retain and manage information relating to performance of duties by Directors Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3) Rules and systems related to the management of risk of loss
     1) Toyota will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system). Significant matters will be properly submitted and discussed at the Board meetings and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.
     2) Toyota will ensure accurate financial reporting by issuing documentation on the financial flow and the control system etc., and by properly and promptly disclosing information through the Disclosure Committee.
     3) Toyota will manage various risks relating to safety, quality, the environment and compliance by establishing rules or preparing and delivering manuals, as necessary, in each relevant division.
     4) As a precaution against events such as natural disasters, Toyota will prepare manuals, conduct emergency drills, arrange risk diversification and insurance as needed.

(4) System to ensure that Directors exercise their duties efficiently
     1) Toyota will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.

     2) The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.
     3) Toyota from time to time will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in Toyota's management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation
     1) Toyota will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.
     2) Toyota will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee.
     3) Toyota will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries
     1) Toyota will expand the guiding principles and the code of conduct to its subsidiaries as TMC's common charter of conduct, and develop and maintain a sound environment of internal controls for TMC. Toyota will also promote the guiding principles and the code of conduct through personal exchange.
     2) Toyota will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7) System concerning employees who assist the Corporate Auditors when required Toyota will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8) Independence of the employees described in the preceding item (7) from Directors
     Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9) System for Directors and employees to report to Corporate Auditors, and other relative systems
     1) Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.
     2) Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10) Other systems to ensure that the Corporate Auditors conducted audits effectively
     Toyota will ensure that the Corporate Auditors attend major Board meetings, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

See the Diagram described in the attachment at the end.

     2.   Basic Policy and Preparation towards the Elimination of Antisocial
          Forces

          (1)  Basic Policy for Elimination of Antisocial Forces

               Based upon the "Guiding Principles at Toyota" and the "Toyota Code of Conduct", Toyota's basic policy is to have no relationship with antisocial forces. Toyota will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the "Toyota Code of Conduct".


          (2)  Preparation towards Elimination of Antisocial Forces

               1) Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

                    Toyota established divisions that oversee measures against antisocial forces ("Divisions Overseeing Measures Against Antisocial Forces") in its major offices as well as assigned persons in charge of preventing undue claims. Toyota also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

               2)   Liaising with Specialist Organizations

                    Toyota has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

               3)   Collecting and Managing Information concerning Antisocial
                    Forces

                    By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call Toyota's employees' attention to antisocial forces.


               4)   Preparation of Manuals

                    Toyota compiles cases concerning measures against antisocial forces and distributes them to each department within Toyota.

               5)   Training Activities

                    Toyota promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at Toyota and its group companies.

V.   Others
     ------

     1.   Matters regarding defense against a takeover bid
          No measures to defend against a takeover bid are scheduled to be adopted.

     2.   Matters regarding other corporate governance systems, etc.

     -

     Diagram as Supplementary Information



                                    Toyota's Corporate Governance
                        ----------------------------------------------------
                   Emphasizing Frontline Operations + Multidirectional Monitoring


                                       |--------------------|
                                       |                    |
                        Appointment    |    Shareholders    |
                   |-------------------|                    |
                   |                   |--------------------|
                   |                             |
                   |                             |                    |------------------------------|
                   |                             |                    |     International Advisory   |
                   |                             |                    |             Board            |
                   |                             |                    |------------------------------|
                  \|/                           \|/                   |    Labor-Management Council  |
 |--------------------------|       |-------------------------|       |     Joint Labor-Management   |
 |   Board of Corporate     |       |                         |       |     Round Table Conference   |
 |         Auditors         |       |                         |       |------------------------------|
 |  |-                -|    |______\|     Board of Directors  |       |                              |
 |  |   Majority are   |    |      /|                         |       |         CSR Committee*       |
 |  |outside corporate |    |       |           /|\           |       |                              |
 |  |     auditors     |    |       |            |            |/______|------------------------------|
 |  |_                _|    |       |            |            |\      |       Toyota Environment     |
 |--------------------------|       |-------------------------|       |            Committee         |
 |   External Accounting    |       |Senior Managing Directors|       |------------------------------|
 |        Auditor           |       |-------------------------|       |                              |
 |                          |       |            |            |       |    Stock Option Committee    |
 |  Audit for consolidated  |       |            |            |       |                              |
 |   financial statements   |______\|           \|/           |       |------------------------------|
 |   and internal control   |      /|     Managing Officers   |
 | over financial reporting |       |                         |
 |--------------------------|       |-------------------------|
                                                /|\
                                                 |
                                                 |
                                                / \
                                               /   \
                                              /     \
                           |--------------------|  |----------------------------|
                           |                    |  |                            |
                           |    Disclosure      |  |      Internal Auditing     |
                           |     Committee      |  |         Department         |
                           |                    |  | (internal control systems) |
                           |                    |  |                            |
                           |--------------------|  |----------------------------|

----------
*   Review issues relating to corporate ethics, legal compliance, risk management, social contribution and environmental management.
